Exhibit 12.1

Macy’s, Inc.

Computation of Historical Ratios of Earnings to Fixed Charges(a)

(in millions, except ratio data)

	39 Weeks Ended 10/31/2009	Fiscal Year Ended
		1/31/2009	2/2/2008	2/3/2007	1/28/2006	1/29/2005
Income (loss) from continuing operations before income taxes	$(228)	$(4,938)	$1,320	$1,446	$2,044	$1,116
Add: Interest Expense	423	588	579	451	422	299
Portion of rents representative of the interest factor	81	110	104	117	122	91

Adjusted Income (loss)	$276	$(4,240)	$2,003	$2,014	$2,588	$1,506

Fixed Charges:
Interest Expense	$423	$588	$579	$451	$422	$299
Capitalized Interest	4	11	11	15	1	—
Portion of rents representative of the interest factor	81	110	104	117	122	91

Total Fixed Charges	$508	$709	$694	$583	$545	$390

Ratio of earnings (losses) to fixed charges (b)	0.5x	—	2.9x	3.5x	4.7x	3.9x

(a)	For purposes of determining the ratio of earnings (losses) to fixed charges, earnings (losses) consist of income (loss) from continuing operations before income taxes plus fixed charges (excluding interest capitalized). Fixed charges represent interest incurred, amortization of debt expenses, and that portion of rental expenses on operating leases deemed to be the equivalent of interest.
(b)	For the fiscal year ended January 31, 2009, our earnings were insufficient to cover our fixed charges by $4.95 billion. For the thirty-nine weeks ended October 31, 2009, our earnings were insufficient to cover our fixed charges by $232 million.